Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 19, 2026, NuCube issued the below press release and made the below communications on its LinkedIn and X accounts.

NuCube Energy Secures $25 Million Anchor Investment from the Alaska Industrial Development and Export Authority

State-Backed Investment Provides Direct Financing and Advances its Development of Commercial Microreactors

IDAHO FALLS, Idaho — Oct. 19, 2026 — NuCube Energy, Inc. (“NuCube”), an advanced-nuclear technology company productizing factory-built microreactors, today announced a $25 million direct investment from the Alaska Industrial Development and Export Authority (“AIDEA”), an Alaska state-backed investment authority. AIDEA joins NuCube’s existing investors, including Arizona Nuclear Ventures, Emission Reduction Corporation, and Rob Walton and Jordan Rose Walton.

AIDEA is investing directly in NuCube as the anchor investor in the company’s current financing. Under the terms of the agreement, which was signed on October 19, 2026, AIDEA has agreed to purchase $25 million of Class A ordinary shares at $9.25 per share, representing an approximately 14.5% discount to the reference price of $10.82 used to determine the exchange ratio for NuCube’s capital stock in its business combination with Launch Two Acquisition Corp. (NASDAQ: LPBB) (“Launch Two”), plus one-half of one warrant per share exercisable at $11.50 within 5 years. The $25 million investment from AIDEA will constitute a Transaction Financing under NuCube’s Business Combination Agreement with Launch Two, dated as of June 25, 2026, and amended as of October 19, 2026 and therefore will count toward the $75 million Minimum Cash Condition required for closing of the proposed business combination.

The investment reflects a significant interest and endorsement from the State of Alaska, where many communities and industrial operations rely on costly, imported fossil fuel and sit beyond the reach of traditional power infrastructure. With its NuSun™ microreactor platform, NuCube is pursuing a standardized, factory-based approach designed to support repeatable manufacturing and universal access to reliable, carbon-free energy. NuCube intends to use the proceeds to advance its NuSun™ development, manufacturing readiness and licensing.

“AIDEA’s investment is a clear recognition and vote of confidence of our approach to making advanced nuclear energy a practical, reliable power source for remote communities and commercial operations,” said Cristian Rabiti, CEO of NuCube Energy. “As our anchor investor, AIDEA gives us a solid capital foundation as we continue towards closing our business combination with Launch Two. Alaska illustrates the need for dependable energy where access to traditional power infrastructure can be limited, and our NuSun™ platform can help address that need while supporting broader energy security.”

Alaska Governor Mike Dunleavy commented, “Alaska has always been a place where innovation is driven by necessity. Advanced nuclear technologies like NuCube’s NuSun™ reactor have the potential to deliver reliable, affordable power and heat to communities and industries where traditional solutions are costly or impractical. I welcome AIDEA’s support for this Alaska-focused effort and look forward to seeing responsible, community-engaged projects move forward that strengthen energy security and create lasting opportunity for Alaskans.”

Brandon Brefczynski, AIDEA’s Deputy Executive Director, added, “AIDEA’s role is to help advance projects that create jobs, expand economic opportunities, and improve energy reliability without relying on state appropriations. Supporting NuCube’s deployment pathway in Alaska advances those goals and positions the state to benefit from next-generation nuclear technology tailored to remote and industrial needs.”

About AIDEA

The Alaska Industrial Development and Export Authority is an independently governed public corporation of the State of Alaska established by the Legislature in 1967 to promote, develop, and advance economic growth and diversification in Alaska by providing financing and investment tools that support economic development, job creation, infrastructure, and responsible resource development.

About NuCube Energy, Inc.

NuCube Energy, Inc. is an advanced nuclear technology company developing factory-built microreactors that deliver steady, carbon-free electricity and high-temperature process heat at the point of use. The Company’s NuSun™ platform is built around a solid-state, heat-pipe-cooled reactor that eliminates the coolant pumps and complex heat exchangers, as well as large pressure vessels found in conventional reactors, supporting a passively safe, walk-away design intended to simplify licensing, lower lifecycle cost, and accelerate commercial scaling compared to other advanced nuclear technologies.

NuCube operates an integrated develop-build-operate model spanning site selection and licensing, factory fabrication, fuel procurement, long-life operation, and commercialization through reactor sales, operations-as-a-service, and technology licensing. For more information, visit www.nucube.energy.

On June 25, 2026, NuCube announced that it has entered into a business combination agreement with Launch Two. Upon closing, the combined company is expected to be listed on Nasdaq, subject to satisfaction of listing requirements and other conditions to closing the business combination.

Additional Information and Where to Find It

Launch Two and NuCube have filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Business Combination”) among Launch Two, NuCube and Tesseract Merger Sub Inc. pursuant to the Business Combination Agreement, dated June 25, 2026 and as thereafter amended on October [19], 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Launch Two, NuCube and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Launch Two Acquisition Corp., 180 Grand Avenue, Suite 1530, Oakland, California 94612, Attn: James J. McEntee, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

NuCube and Launch Two and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Launch Two’s directors and officers in the Business Combination in Launch Two’s filings with the SEC, including the IPO Prospectus. To the extent that holdings of Launch Two’s securities have changed from the amounts reported in the IPO Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination will be set forth in the definitive proxy statement/prospectus included in the Registration Statement for the Business Combination, which will be filed by Launch Two and NuCube with the SEC. Investors, shareholders and other interested persons are urged to read the definitive proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety as they become available because they will contain important information about the Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NuCube and Launch Two through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective; and this press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding NuCube, Launch Two, the post-Business Combination company (the “Combined Company”), and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by NuCube and by Launch Two, advanced nuclear energy, microreactor deployment, industrial power generation, AI data center energy demand and related energy infrastructure trends, the anticipated business of the Combined Company, NuCube and the markets in which they operate, planned business strategies, including, without limitation, NuCube’s plans to deploy its microreactor technologies to support industrial, manufacturing and data center energy needs, plans and use of proceeds, objectives of management for future operations of NuCube, expected operating costs of the Combined Company and its subsidiaries, the upside potential and opportunity for investors, the Combined Company and NuCube’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Launch Two’s public shareholders, and the parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but this press release may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Launch Two’s securities; the risk that the Business Combination may not be completed by Launch Two’s business combination deadline or any extension thereto; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Launch Two’s shareholders; the failure of the Combined Company to obtain or maintain the listing of its securities on the Nasdaq Stock Market or the New York Stock Exchange after closing of the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and regulatory conditions; risks relating to NuCube’s or the Combined Company’s anticipated operations and business, including, without limitation, NuCube’s plans to design, license, commercialize and deploy its microreactor technologies, including the costs, timeline, regulatory approvals and risks associated therewith; risks related to increased competition in the industries in which the Combined Company will operate; risks that after consummation of the Business Combination, the Combined Company may experience difficulties managing its growth, expanding operations, or executing its strategies; risks relating to the licensing, regulatory approval, construction, deployment and operation of advanced nuclear reactor technologies and related energy infrastructure; and the outcome of any potential legal proceedings that may be instituted against NuCube, Launch Two, or others following announcement of the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, which includes a proxy statement of Launch Two, and other documents filed or to be filed by Launch Two and NuCube from time to time with the SEC. These materials do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Launch Two nor NuCube presently knows or that Launch Two and NuCube currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties nor any of their representatives gives any assurance that any of Launch Two, NuCube, or the Combined Company will achieve its expectations.

Investor Relations Contact:

Gateway Group

Georg Venturatos, Patrick Hall

949-574-3860

NuCube@gateway-grp.com

Media Relations Contact:

NuCube Energy

media@nucube.energy

Gateway Group

Zach Kadletz

949-574-3860

NuCube@gateway-grp.com

NuCube LinkedIn Post:

NuCube Energy is proud to announce a $25 million anchor investment from AIDEA (Alaska Industrial Development and Export Authority), a strong endorsement of our approach to making advanced nuclear energy a practical power source for remote communities and commercial operations.

With our NuSunᵀᴹ reactor, we are pursuing a standardized, factory-based approach designed to support repeatable manufacturing and broader access to reliable, carbon-free energy.

Read the full announcement: <Link to Press Release>

NuCube X Post:

NuCube Energy is proud to announce a $25 million anchor investment from the Alaska Industrial Development and Export Authority, an Alaska state-backed investment authority.

The investment is a strong endorsement of our approach to making advanced nuclear energy a practical, reliable power source for remote communities and commercial operations.

Read more: <Link to Press Release>

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